UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
                                              Page 1 of 8

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

VSI Holdings, Inc. (VIS--AMEX); formerly, The Banker's Note, Inc.
(Name of Issuer)


Common Stock, $.01 par value
(Title of Class of Securities)


918322 10 8; formerly, 066279 10 0
(CUSIP Number)

Martin S. Suchik		Copy to:  Michael A. Kilgore, Esq.
4900 Highlands Parkway		     717 Channing Drive, NW
Smyrna, GA  30082       	          Atlanta, GA  30318
(770) 432-0636					(404) 351-7766
   (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications)

			 February 21, May 14, June 13
		various dates in August, September, October
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (  ).
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  918322 10 8		Page    2   of    8    Pages

    Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person

1.  Martin S. Suchik (S.S. ####-##-####)

    Check the Appropriate Box if a Member of a Group*     (a)
                                                          (b)
2.

    SEC Use Only
3.

    Source of Funds*

4.  N/A

    Check Box if Disclosure of Legal Proceedings is Required to
    Items 2(d) or 2(e)    (  )
5.

    Citizenship or Place of Organization

6.  United States

                  Sole Voting Power

 Number of    7.  493,113 (1.51% of 32,628,562)
  Shares
Beneficially      Shared Voting Power
 Owned by
   Each       8.  476,375 (1.46%)
 Reporting
  Person          Sole Dispositive Power
   With
              9.  493.113 (1.51%)

                  Shared Dispositive Power

             10.  476,375 (1.46%)

    Aggregate Amount Beneficially Owned by Each Reporting Person

11. 969,488 (2.97% of 32,628,562)

    Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares*   (  )
12.

    Percent of Class Represented by Amount in Row (11)

13. 2.97% of 32,628,562 shares

    Type of Reporting Person*

14. IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVERAGE PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS OF THE SCHEDULE AND THE SIGNATURE INFORMATION.
NO. 918322 10 8              13D			   Page 3 of 8 Pages

Item 1.	Security and Issuer.

	The Item 1 response is restated in its entirety as follows:

	This Statement on Schedule 13D relating to the Common Stock, par value $.01 per share (the "Common Stock"), of VSI Holdings, Inc. ("VSI"), a Georgia corporation (formerly, The Banker's Note, Inc. or "BKNT"), the principal address of which is 4900 Highlands Parkway, Smyrna, Georgia 30082, filed March 25, 1983, amended by Amendment No. 1 dated January 7, 1986, Amendment No. 2 dated November 7, 1986, Amendment No. 3 dated October 30, 1987, Amendment No. 4 dated February 5, 1988, Amendment
        No. 5 dated March 31, 1988, Amendment No. 6 dated June 13, 1988, Amendment No. 7 dated September 14, 1988, Amendment No. 8 dated February 10, 1989, Amendment No. 9 dated October 20, 1989, Amendment No. 10 dated March 8, 1990, Amendment No. 11 dated May 10, 1991, Amendment No. 12 dated July 13, 1992, Amendment No. 13 dated February 25, 1994, Amendment No. 14 dated March 25, 1994, Amendment No. 15 dated December 26, 1994, and Amendment No. 16 dated about February 12, 1997, is amended and restated as follows:

Item 2.	Identity and Background.

	The Item 2 response is restated in its entirety as follows:

	This restated Schedule 13D is filed by Martin S. Suchik ("Suchik"), a United States citizen, whose business address is 4900 Highlands Parkway, Smyrna, Georgia 30082. Suchik is presently Executive Vice President of VSI, and the nephew of Steve Toth, Jr. ("Toth"), President, director and owner of more than 10% of the outstanding shares of VSI. During the last five years, Suchik has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Item 3 response incorporates all previous filings of Suchik and is hereby amended by adding the following:

	The first purpose of this Amendment No. 17 is to report that, as of February 21, 1997, Suchik transferred 60,000 of his shares to trusts for the benefit of his three children. Mr. Doug Daniel, 750 Hammond Drive, Building 6, Suite 300, Atlanta, Georgia 30328, is the independent trustee for trusts created for the benefit of Suchik's two adult children and one minor child, Kendra Lynn, Steven Eckard and Kelly Shorb, respectively. Such trusts now hold 151,751, 162,312 and 162,312 shares, respectively (such 476,375

NO. 918322 10 8              13D			   Page 4 of 8 Pages

shares are the "Children's Trusts Shares"). Although Suchik disclaims beneficial ownership of all Children's Trusts Shares, the shares are included with his holdings.

	The second purpose of this Amendment No. 17 is to report open market sales of 73,000 shares of Common Stock by Suchik, all of which have been reported on Forms 4 and 5:

	1997     Shares    Net Price    Aggregate
	Date      Sold     Per Share    Realized _

	 5/14     30,000    $1.9199      $57,598
	 6/13      4,000     3.4890       13,956
	 8/05      8,000     3.3793       27,035
	 8/07        100     3.5348          353
	 8/08        300     3.6248        1,087
	 8/13        400     3.4999        1,400
	 8/14        300     3.4582        1,037
	 8/28      3,100     3.4424       10,671
	 8/29      1,900     3.3950        6,541
	 8/29      3,900     3.5049       13,669
	 9/02      1,600     3.6299        5,808
	 9/08      3,300     3.6299       11,979
	 9/09        100     3.7498          375
	 9/11      5,000     3.8468       19,299
	10/01      5,000     5.8998       29,499
	10/02        800     6.0250        4,820
	10/03      1,200     6.0250        7,230
	10/03        500     6.0880        3,044
	10/06      3,500     6.0874       21,306

As of the date of this Amendment No. 17, after considering the gifts and the sales described above, Suchik held 482,000 shares in his name and 11,113 shares in his self-directed IRA.

	The third purpose of this Amendment No. 17 is to report again that BKNT issued 7,563,077 shares as of February 1, 1997 pursuant to a plan of merger between BKNT, an acquisition subsidiary of BKNT, and AA Acquisitions Corp. Upon the acquisition of its Advanced Animations, Inc. subsidiary, BKNT issued 455,297 shares to Toth's spouse as trustee under a Trust Agreement dated September 1, 1967 for the benefit of Toth's adult child (the "Daughter's 67 Trust"). Another 6,652,483 shares were issued to Visual Services, Inc., a corporation controlled by Toth, but such shares became treasury shares upon VSI's acquisition of Visual Services as of September 30, 1997 (see below).

NO. 918322 10 8              13D			   Page 5 of 8 Pages

	The fourth purpose of this Amendment No. 17 is to report that VSI issued 6,200,000 shares pursuant to a July 1, 1997 plan of merger between VSI,an acquisition subsidiary of VSI, and VISPAC, Inc. Of the shares issued,(i) 3,476,635 shares are held by Toth as trustee for the Steve Toth, Jr. Grantor Retained Annuity Trust (the "Toth GRAT"), (ii) 1,000,850 shares are held by Toth as trustee under a Trust Agreement dated December 20, 1976 f/b/o Steve Toth, Jr. (the "76 Toth Trust", which already owned 775,000 shares), and (iii) 1,722,515 shares are held by Toth's spouse for the Daughter's 67 Trust, which already owned 455,297 shares.

	The fifth purpose of this Amendment No. 17 is to report that VSI issued 20,938,198 shares pursuant to a September 30, 1997 plan of merger between VSI, an acquisition subsidiary of VSI, and Visual Services, Inc. Of the shares issued, (i) 11,826,323 shares are held by Toth as trustee under a Trust Agreement dated July 9, 1983 f/b/o Steve
        Toth, Jr. (the "83 Toth Trust"), (ii) 3,960,486 shares are held by Toth's spouse for the Daughter's 67 Trust, which already owned
        2,177,812 shares, (iii) 2,297,266 shares are held by Toth's spouse under a Trust Agreement dated January 1, 1994 for the benefit of Toth's adult child (the "Daughter's 94 Trust"), and (iv) 1,010,797 shares are held by Toth's spouse under a Trust Agreement dated
        July 9, 1982 for the benefit of Toth's spouse (the "Spouse's 82 Trust").

	The sixth purpose of this Amendment No. 17 is to report that the January 18, 1994 Voting Agreement which Suchik has with Toth, the 76 Toth Trust, CLT (a Michigan partnership of which Toth is controlling partner), and their affiliates (the "Voting Agreement"), governs more shares than previously reported as a result of the Advanced Animations, VISPAC and Visual Services acquisitions. In September 1995, the CLT partnership partially exercised an 825,000 share option and was issued 400,000 shares. The 1,000, 400,000, 1,775,850, 3,476,635, and 11,826,323 shares (a total of 17,479,808 shares) owned by Toth personally, CLT, the 76 Toth Trust, the Toth GRAT, and the 83 Toth Trust, respectively, are subject to the Voting Agreement.

Item 4.	Purpose of Transaction.

	The Item 4 response is not amended in any way.

Item 5.	Interest in Securities of the Issuer.

	The Item 5 response is amended by deleting the first paragraph of Section (a) in its entirety and replacing such paragraph with the following:

NO. 918322 10 8              13D			   Page 6 of 8 Pages

	(a)	As of the date of this Amendment No. 17, Suchik beneficially owned 969,488 shares of the Common Stock, or approximately 2.97% of the 32,628,562 outstanding shares (excluding 8,243,605 treasury shares):

	(1) Of the 969,488 shares in which Suchik is deemed to have a beneficial interest, Suchik holds and votes only 482,000 shares directly, which are subject to the Voting Agreement committing Suchik to vote for Toth and his nominee to VSI's Board of Directors (the "Board"); not withstanding such commitment, Suchik is hereby deemed to have sole voting power over such shares. In addition, Suchik holds 11,113 shares in his self-directed Individual Retirement Account, for which he has sole voting and dispositive powers.

	(2) The 476,375 Children's Trusts Shares are held in parts of 151,751, 162,312 and 162,312 shares by an independent trustee for the benefit of Suchik's three children. Suchik disclaims beneficial ownership of all such shares, since he has no right to direct the independent trustee to vote, or direct the disposition of, the Children's Trusts Shares. However, the trustee may be reasonably expected not to oppose Suchik's initiatives and Suchik is hereby deemed to have shared voting and dispositive powers regarding such shares.

	(3) Toth directly and directly holds 17,479,808 shares through CLT, the 76 Toth Trust, the Toth GRAT, and the 83 Toth Trust, which are subject to the Voting Agreement, which provides that Toth, the Toth Trust, CLT and their affiliates will vote in favor of such nominees to BKNT's Board as shall be nominated by BKNT's Board. Although Suchik has the theoretical right to demand a proxy to enforce such voting obligation, Suchik cannot be reasonably expected to oppose Toth's initiatives. Accordingly, Suchik is no longer deemed to have shared voting power concerning shares held by the above-named entities. The Voting Agreement would apply to the remaining 425,000 option shares which CLT may purchase from VSI before May 2000.

	The 6,138,298, 2,297,266 and 1,010,797 shares owned by the Daughter's 67 Trust, the Daughter's 94 Trust and the Spouse's 82 Trust, respectively, are not included with Suchik's holdings because, while such entities may be affiliates of Toth (who disclaims beneficial ownership of such shares), such entities are not parties to the Voting Agreement and enforcement of its voting provisions against such trusts might adversely affect their legal status. However, their trustee, Toth's spouse, may not be reasonably expected to oppose Toth's initiatives.

NO. 918322 10 8              13D			   Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	The Item 6 response is not amended in any way.

Item 7.	Materials to Be Filed as Exhibits.

	None.

	S I G N A T U R E

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November ____, 1997


							                             _
							Martin S. Suchik

NO. 918322 10 8              13D			   Page 8 of 8 Pages

	Exhibit Index Required by Rule 0-3(c)




            Exhibit

Exhibit I.  Voting Agreement dated as of January 18, 1994.

Sequential Page Number in Numbering System Required by
         Rule 0-3(b)         _

Filed with Amendment No.13 to
Schedule 13D dated February 25, 1994.
??